August 20,2024

Mr. Yuwen Li

Chairman of the Board of Directors

Fortune Valley Treasures, Inc.

16th Floor, Building 2, A+Building139

Liansheng Road, Humen Town

Dongguan, Guangdong

People's Republic of China

Re: Immediate Resignation from Board of Directors

Dear Mr. Li,

I am writing to formally tender my resignation as an independent director of Fortune Valley Treasures, Inc. (the "Company"), effective immediately. This decision is based on personal reasons.

In connection with my resignation, I would appreciate the Company settling the director's fee owed to me for the quarter ending June 30, 2024, and for the month of July 2024.

Sincerely,

Jianwei Lin